EXHIBIT 4.7

CERTIFICATE OF DESIGNATION OF COMMON STOCK

I, James Hitchin, Chief Executive Officer of SpectraScience, Inc., a Minnesota corporation (the “Company”), do hereby certify that on April 9, 2010, under the authority of Article II, Section 2.01 of the Company’s Amended and Restated Articles of Incorporation (the “Articles”), the Board of Directors of the Company unanimously adopted a resolution fixing the rights and preferences of 15,000,000 of the Company’s undesignated shares of capital stock as Common Stock, $.01 par value, with the preferences, rights, and limitations set forth in the Articles and, subject to the Articles, in Minnesota Statutes Chapter 302A.

IN WITNESS WHEREOF, I have hereunto subscribed my name as Chief Executive Officer of the Company this 29 day of April, 2010.

/s/ James Hitchin
James Hitchin
Chief Executive Officer